Exhibit g(vi)

[ ], 2016

The Bank of New York

100 Church Street

New York, NY 10286

Re:  Custody Agreement, dated as of September 29, 2000, by and between Baillie Gifford Funds (“the Trust”), on behalf of certain of its series of the Trust, and the Bank of New York (“BNY”), as amended (the “Custody Agreement”)

Ladies and Gentlemen:

Pursuant to the Custody Agreement, BNY has served as custodian of the series of the Trust since September 29, 2000.  The Trust has recently established and intends to launch an additional series, the Asia Ex Japan Fund, and requests that BNY serve as custodian for this series pursuant to the terms of the Custody Agreement.  Following the establishment of the Emerging Markets Bond Fund, BNY would serve as custodian for the following eleven series of the Trust:

The International Equity Fund

The International Choice Fund

The EAFE Fund

The EAFE Choice Fund

The EAFE Pure Fund

The Emerging Markets Fund

The Global Alpha Equity Fund

The North American Equity Fund

The Emerging Markets Bond Fund

The Long Term Global Growth Equity Fund

The Asia Ex Japan Fund

Please sign the enclosed copy of this letter in the place provided acknowledging receipt of this letter and confirming your agreement to the continued application of the terms of the Custody Agreement to all series of the Trust named above.

Sincerely,

BAILLIE GIFFORD FUNDS

By:
Name:	Peter Hadden
Title:	President

The foregoing is hereby accepted and agreed as of the date first above written.

THE BANK OF NEW YORK MELLON

By:

Name:

Title: